Exhibit 99.3
May 9, 2024

DIVERSIFIED ENERGY COMPANY PLC
("Diversified" or the "Company")

Posting of Circular and Notice of General Meeting

Diversified Energy Company PLC (LSE: DEC, NYSE:DEC) announces that further to its announcement on March 19, 2024 regarding the proposed acquisition of Oaktree Capital Management's working interests in certain assets operated by Diversified in the Central Region (the "Transaction"), the Company is pleased to announce that a shareholder circular relating to the Transaction (the "Circular") has been approved by the Financial Conduct Authority and will shortly be sent to the Company's shareholders.

The Transaction constitutes a "Class 1" transaction for the Company under the Listing Rules and is therefore, conditional upon, amongst other things, the approval of the Company's shareholders at a general meeting of the Company (the "General Meeting").

The Circular contains a notice of the General Meeting which will be held at the office of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom at 1:00PM BST on May 28, 2024 at which the resolution contained in the notice of General Meeting will be proposed to the Company's shareholders to approve the Transaction.

A copy of the Circular will be submitted to the National Storage Mechanism where it will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. In addition, a copy of the Circular and  notice of general meeting will also be made available online at ir.div.energy/reports-announcements.

Capitalised terms used but not otherwise defined in this announcement have the same meaning given to them in the Circular.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

IMPORTANT NOTICE

This announcement is an announcement and not a circular or equivalent document and prospective investors should not make any investment decision on the basis of its contents. The Circular in relation to the Transaction will be published today. Nothing in this announcement constitutes an offer of securities for sale in any jurisdiction.

Stifel, Nicolaus Europe Limited ("Stifel") is authorised and regulated in the United Kingdom by the FCA. Stifel is acting exclusively as sponsor for the Company and no one else in connection with the Transaction and will not regard any other person as a client in relation to the Transaction or the contents of this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Stifel nor for providing advice in relation to or in connection with the contents of this announcement, the Transaction or any matter referred to in this announcement.

No person has been authorized to give any information or to make any representations other than those contained in this announcement and the Circular and, if given or made, such information or representations must not be relied on as having been authorized by the Company. Subject to the Listing Rules and the Disclosure Guidance and Transparency Rules of the FCA, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this announcement or that the information in it is correct as at any subsequent date.

Completion of the Transaction is subject to the satisfaction of a number of conditions as more fully described in the Circular. Consequently, there can be no certainty that completion of the Transaction will be forthcoming.

This announcement may contain certain forward-looking statements, beliefs or opinions, with respect to the financial condition, results of operations and business of the Company, the Target Assets, and the Group following the Transaction. These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "may", "will", "seek", "continue", "aim", "target", "projected", "plan", "goal", "achieve" and words of similar meaning, reflect the Company's beliefs and expectations and are based on numerous assumptions regarding the Company's present and future business strategies and the environment the Company and the Group will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company or the Group to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's or the Group's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's or the Group's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company or the Group operate or in economic or technological trends or conditions. Past performance of the Company cannot be relied on as a guide to future performance. As a result, you are cautioned not to place undue reliance on such forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Company's or the Group's actual results to differ materially from the forward-looking statements contained in this announcement Forward-looking statements speak only as of their date and the Company, its respective parent and subsidiary undertakings, the subsidiary undertakings of such parent undertakings, and any of such person's respective directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. You are advised to read this announcement and, once published, the Circular in their entirety for a further discussion of the factors that could affect the Company's future performance. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement may not occur. No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that the financial performance of the Company for the current or future financial years would necessarily match or exceed the historical published for the Company.

The contents of this announcement are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice respectively.

Neither the contents of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this announcement.